Pitney Bowes

Annual Report 06

WHAT WILL WE PUT OUR STAMP ON NEXT?

Every day, Pitney Bowes

puts its stamp on something new













Our services and solutions are helping our customers leverage the mailstream to succeed in today's fast changing business environment.

Every day we ask ourselves, "What's next?"

Through constant innovation, we are transforming the mailstream into a more powerful platform for strengthening customer relationships, streamlining operations and growing profits.






I VOTED TODAY

What's NEXT? »

We invite you to take a look.

It was a watershed year for Pitney Bowes. We again delivered strong financial results, demonstrating that the growth strategies we first articulated in 2001 are working. We completed the sale of our Capital Services business, ending an era of diversification into non-core businesses, and we created seven mailstream-focused business segments, bringing a level of transparency to our business model that is rare among large corporations. We also completed the restructuring we had undertaken to position ourselves for future growth.

Finally, in a year-end push, the U.S. Congress passed and President Bush signed long-awaited postal reform legislation. This is the most significant piece of U.S. postal legislation for the mailing industry in general and Pitney Bowes in particular since we became the first company authorized by Congress to print postage in 1920.

The opportunities that this landmark legislation present for us helped set the stage for a new leadership structure that we announced in the first quarter of 2007. As President and Chief Executive Officer, Murray will assume full strategic and operational responsibility for the company. As Executive Chairman, Mike will lead our focus on market opportunities arising from the changing regulatory and policy environment, such as the implementation of postal reform in the U.S. and postal transformation globally. This will better position us to take advantage of the nearer-term growth opportunities that arise from our expanded presence throughout the mailstream, and the longer-term benefits and opportunities that emerge from the external landscape.

This is the **most significant** piece of U.S. postal legislation **since 1920**.

We think the postal reform legislation is good news for mailers of all sizes. It will facilitate the continued transformation of the mailstream into a platform that businesses can leverage to improve operational efficiency, strengthen customer relationships and grow revenue.

The law secures the financial stability of the U.S. Postal Service, establishes the predictability of postal rates, gives the Postal Service far more pricing flexibility, and codifies the USPS' core mission of providing universal delivery of physical mail. The law also supports the use of innovative technologies to expand retail access to postal services and enable the tracking and tracing of individual mail pieces throughout the mailstream.

Finally, the law supports public/private partnerships to help the Postal Service achieve its mission. The Postal Regulatory Commission now begins the hard work of writing the



Michael J. Critelli
Executive Chairman

Murray D. Martin
President and
Chief Executive Officer

regulations needed to implement provisions of the reforms, an effort we will support in whatever ways we can.

Another development also deserves mention; it is one that reflects the increasing emphasis that national postal operators are placing on technology to improve efficiency in a changing environment. The U.S. Postal Service and Royal Mail in the United Kingdom recently became the latest national postal operators to adopt what is called shape-based rating or pricing in proportion. This means that postage rates will now be based on both the weight and shape of a piece of mail. A brokerage statement, for example, that is folded and inserted into a smaller envelope will cost less to mail than if the same piece were sent flat in a larger envelope. With our broad range of folding and inserting systems, this change, adopted by two of the world's largest postal operators, represents a significant revenue opportunity.

For our industry, the enactment of postal legislation in the U.S. and similar efforts by governments around the globe to modernize postal services parallel a revolution occurring on the Internet: Web 2.0. This term was coined to describe the harnessing of the Internet to foster user-generated content, instantaneous information sharing and networked collaboration among users. The transformation occurring throughout the global mailing industry is fostering similar information sharing and networking, providing more flexibility and transparency, and stimulating innovative partnerships across the industry in ways never seen before. We call this fundamental shift Mailstream 2.0.

Our **growth strategies** are working.

Pitney Bowes is ideally situated to support the growth of the Mailstream 2.0 revolution. Our technologies and services form critical components of this dynamic, information-rich and secure communications platform. In this annual report, you will read about how we are helping organizations of all kinds—public and private, large and small, domestic and international—achieve their strategic goals by leveraging the capabilities of this new mailstream.

Amid all these industry changes, Pitney Bowes is also transforming itself. We have expanded our capabilities and boosted our productivity, and in the process have become a more innovative and collaborative organization. More than 26 percent of our revenue now comes from businesses we were not even in six years ago. And although our traditional mailing businesses remain strong, they will gradually account for a relatively smaller—though still significant—percentage of total revenue as new business areas continue to grow.

To help investors and other stakeholders better understand and track our new business model, we created seven new reporting segments in 2006: U.S. mailing, international mailing, production mail, software, management services, mail services and marketing services.

Through these segments, we are expanding our value proposition beyond our traditional strengths in the production phase of the mailstream—our mail finishing solutions—and moving more deeply into other areas: content creation, primarily through our software segment; the distribution of mail, documents and packages through the mail services segment; and end-to-end mailstream management, principally through our refocused management services business.

These segments make it easier for us to leverage the synergies among the more than 65 companies we have acquired since 2001, and thereby create integrated mailstream solutions that none of the acquired companies could have delivered on its own. A good example is our new marketing services segment, which joins AAS and pmh, two companies we acquired in 2006, with Imagitas, a leader in life-event marketing we acquired in 2005. We are also partnering with Digital Cement, a leading innovator in relationship marketing. Pitney Bowes can now offer clients a powerful suite of solutions to maximize the revenue value of customer relationships while leveraging mailstream efficiencies.

Grow 2:1

When we updated Wall Street analysts on the state of our business last September, we made a commitment to the goal of growing revenue at least twice as fast as expenses. We call this Grow 2:1. It is more than a productivity initiative; it is in fact a new way of thinking about our operating leverage and a permanent change in how we manage our business. The emphasis is on quality growth, not just on cutting costs—although reducing unnecessary expenses is certainly part of it. Grow 2:1 compels us to pursue businesses that produce high margin/high return recurring-revenue streams and to constantly seek opportunities for shared services, outsourcing partners, and reducing resource consumption wherever possible.

We aim to deliver a **total shareholder return of 11 percent to 13 percent.**

To achieve the goals of Grow 2:1, we are also refining our go-to-market strategies. For routine transactions we are placing increased emphasis on telesales, Internet sales, retail partnerships and independent dealers. This approach allows us to focus our highly trained sales force on more consultative sales involving higher-value integrated solutions.

The Investor Value Proposition

In September, we also reaffirmed for investors our goal of consistently delivering earnings-per-share growth of 8 percent to 10 percent and a dividend consistent with a 2.5 percent to 3 percent yield. We aim to deliver a total shareholder return of 11 percent to 13 percent, with relatively low risk. In 2006, our total shareholder return was 12.6 percent. While we recognize that other investments might yield a higher return in any given quarter or year, our goal is that Pitney Bowes stock will continue to outperform the S&P 500 over time. (For a more detailed discussion of our financial results, see the letter from Bruce Nolop, our Chief Financial Officer, starting on page 30 of this report.)

Corporate Responsibility

Innovative management of economic, social and environmental issues serves the best interests of all Pitney Bowes stakeholders and helps ensure that the company will flourish over the long term. We are a world leader in creating a "culture of health" among employees and their families. Our efforts in this area have paid off in lower absenteeism, greater productivity and lower health care costs. In fact, for every dollar we spend through our clinics and screening programs, we save two to three dollars in health care and productivity costs. Over the last several years, we have been cited as a role model by organizations such as the Centers for Disease Control and Prevention (CDC) in Atlanta and the World Economic Forum in Switzerland. In 2006, the National Business Group on Health recognized us with its Best Practices Award, citing our employee health and wellness programs, while the New England Employee Benefit Council honored us for our pandemic prevention and preparedness programs. We are also participating in the Dossia Founders Group, an organization that is funding development of a Web-based portal through which the employees and retirees of major corporations, as well as the employees' dependents and others, can securely maintain personal health records throughout their lives.

During the past five years, there has been heightened sensitivity among political leaders, scientists and the public regarding the issue of environmental stewardship and corporate responsibility. Here again, we believe that acting responsibly is sound business. The best way to minimize the environmental impact of mail is to reduce the amount of it that goes undelivered — either due to inaccurate addresses or because it is sent to people who do not want it. Our address cleansing solutions help customers reduce the waste associated with undeliverable and returned mail and allow them to save money on postage and re-mailing costs. Our marketing solutions, in turn, help our customers to focus on those people most likely to be interested in a particular campaign, again reducing waste.

We are a world leader in creating a **'culture of health' among our employees and their families.**

In addition, Pitney Bowes solutions that support remote transactions — such as the online purchase of postage, shipping solutions for items bought on eBay and our Relia-Vote mail balloting technology—all help reduce traffic congestion and vehicle emissions, while simultaneously making it easier for people to conduct business with commercial establishments and their government.

As an employer, we are continually looking for ways to reduce our real estate footprint and energy consumption. To cite one example, we are on track to achieve the goal of reducing our corporate office space in Fairfield County, Connecticut, from 2.5 million square feet in 2003 to 1.6 million square feet by 2008.

We are determined to maintain our position as the **leading mailstream innovator**.

Our achievements in corporate responsibility placed us, for the eighth consecutive year, on the list of 100 Best Corporate Citizens compiled by *Business Ethics* magazine.

Concluding Thoughts

With market conditions shifting constantly and the new postal rules yet to be written, we are excited by the opportunities such changes present. But we also recognize that to maintain our position as the leading mailstream innovator we must cultivate an organization that is nimble and collaborative.

We continue to invest heavily in talent and the leadership development of our diverse workforce; we are committed to listening to our employees, customers, shareholders and other stakeholders for ways that we can improve and to make sure we have superior infrastructure and business processes in place. Our ethical values and sense of mission give us an advantage over other organizations; we must continue to nurture these strengths. During the next 12 months, we will build on what we accomplished in 2006. We eagerly look forward to another great year.

Michael J. Critelli

Michael J. Critelli
Executive Chairman

Murray D. Martin

Murray D. Martin
President and Chief Executive Officer

Every day, we create opportunities in the mailstream

Pitney Bowes is transforming the mailstream into a more dynamic, information-rich and secure communications platform encompassing physical and digital technologies — and creating new opportunities for our customers in the process.













CIGNA, a leading provider of health care and other benefits, depends on Pitney Bowes solutions to produce more than 160 million pieces of mail every year. Each piece must meet both U.S. privacy standards and CIGNA's own strict guidelines for assuring the confidentiality of everyone it covers — even the youngest.

Our Web-based postage solution makes it easier to ship packages purchased on eBay via Canada Post. A Canadian eBay seller can pre-select a range of shipping services for the item being sold. The successful buyer, located anywhere in the world, can then securely pay for postage through PayPal. Postage and an automatically completed shipping label are printed with the push of a button from the seller's computer. The package can then be directly deposited in any convenient Canada Post letter box or postal outlet.




ebay
00.51



We are helping customers achieve their strategic and operational goals in countless ways—whether it is safeguarding sensitive information, reaching prospects when they are most likely to buy, or expanding their markets at home and abroad. The possibilities are endless.



Now keep tabs on your most precious cargo

From documents to packages to people, our software helps you track them all.

The Avon Central School District in upstate New York uses our LobbyTrac™ software as part of its overall security system. All visitors must register through LobbyTrac, which produces a dated photo ID and captures information about each visitor in a centralized database, including arrival and departure times. Now administrators always know who's in any of the district's


HELLO
my name is
FIRST CLASS
$000.39

three schools and why they are there. More than just internal control, our software provides peace of mind.

LobbyTrac is built on Arrival® technology, our versatile tracking and inbound delivery management system. Arrival makes it easy to track packages and other accountable items internally, from the moment they are scanned in by the mail center until they are handed to the recipient. Portable wireless devices transmit data to desktop users, showing the real-time status of any item.

At the 2006 Commonwealth Games in Melbourne, Australia, postal officials used Arrival to successfully track thousands of packages coming in daily to the temporary city created for the games.

New entrepreneurship can flourish everywhere



BANGLADESH
31.12.06
02.00
POSTAGE PAID
PB000

Our software solutions can help companies create detailed, easy-to-follow invoices and timely marketing messages in any language.

In remote villages across Bangladesh, economic development is taking root, one phone call at a time. Hundreds of thousands of rural women have been able to go into business for themselves by using small, unsecured loans from the Grameen Bank to buy cell phones, which they in turn allow fellow villagers to use for a small per-call fee.



This groundbreaking venture was the inspiration of Bangladeshi economist Muhammad Yunus, who won the Nobel Peace Prize in 2006 for his pioneering work in microfinance. Grameenphone, the service provider and a sister concern of Grameen Bank, turned to Pitney Bowes Group 1 Software to develop an invoicing system that was both economical and robust enough to meet the diverse needs of these entrepreneurial women and its other 10 million customers. Grameenphone (owned 62 percent by Telenor AS of Norway and 38 percent by Grameen Telecom Corporation) can now even add marketing messages to its invoices, including ideas for how the women can grow their businesses, thus ensuring the continued success of this noble enterprise.

Now every home can be a polling place



Whether it's ballots or bank statements, we automate the secure, high-speed production of sensitive communications.

With the growing popularity of voting by mail, election officials can sometimes find their offices overwhelmed. There's the manual processing of requests, the preparation of ballots and envelopes for mailing, and the verification and sorting of ballot envelopes sent back by the voters. Jurisdictions like Florida's


I
VOTED
TODAY

Collier County are turning to Pitney Bowes to automate the mail voting process, while maintaining the highest level of security.

The Pitney Bowes Relia-Vote™ mail balloting system uses file-based processing and our high-speed, high-integrity inserters and sorters to ensure that each ballot packet has the correct contents. It then sorts envelopes sent back by voters, archiving a digital image of each for audit purposes. The Relia-Vote system delivers the efficiency, accuracy and accountability that voters expect, while reducing handling and postal costs.

Now your message will stay consistent, however far it travels



With our campaign management system, your partners anywhere in the world can create local marketing programs that remain true to your global brand.

EMC Corporation, the global leader in information infrastructure, wanted to give its Velocity² solution providers around the globe the freedom to create advertising and direct mail campaigns geared to local markets, while at the same time ensuring the integrity of EMC's corporate brand and messaging. Leveraging Pitney Bowes' Web-based portal, EMC created


NIPPON
00080
31.12.06
SHINAGAWA 022855
HIRATSUKA D310836 PB6801324
日本の美
ラグジュアリー

EMC Campaign Builder, which allows Velocity[2] partners to create their own marketing materials online, in real time, in their local language, using EMC corporate-approved assets.

Pitney Bowes provides an integrated, end-to-end self-service campaign management system that includes list management, addressing, mailing, local printing, placement of advertising and lead-tracking. By using EMC Campaign Builder, the smallest EMC partners have simple, sophisticated, easy-to-use marketing tools that once only larger companies could afford. With its growing suite of innovative marketing services, Pitney Bowes is showing companies how to leverage the mailstream to do marketing that's a lot more effective.

How you can make your global cause a local one



Our international mail services allow U.S.-based organizations to customize their mailings country by country.

From the Arctic Circle to Africa's Serengeti Plain, no corner of the earth is too remote for the International Fund for Animal Welfare. For nearly 40 years, IFAW has worked tirelessly to improve the welfare of wild and domestic animals around the world by reducing commercial exploitation, protecting habitats and assisting animals in distress.


00.50
Off Peak

IFAW must be just as far-reaching in its fund-raising and advocacy efforts. The U.S.-based organization uses international direct-entry mailing solutions from Pitney Bowes to help it communicate effectively with current and potential donors in Africa, Australia and Europe. We consolidate fund-raising mailings in the U.S. and transport them to various countries, where the mail goes directly into each country's mailstream. Each mail piece bears that country's postal mark and the return address of IFAW's local office. This approach helps boost response rates, thereby ensuring that IFAW can continue its work of making the world a better place for both animals and people.

Now your best work can shine at a better price



Visteon
High pressure
Gascooler



Degas Bottle
Fan
Control Module
Control Signal
Radiator





Our management services help companies improve the quality and productivity of their on-site and off-site print operations.

When it comes to vehicles, the people at Visteon Corporation know all about superior engineering and great design. Visteon supplies automakers worldwide with innovative interior, climate control, electronics and lighting products.

With 45,000 employees worldwide, Visteon sought a more efficient way to meet its office printing, copying


Expansion Device
Evaporator
Visteon Artwork
• Instantaneous supplemental heat source
• Environmentally friendly
• Improved efficiency/fuel economy
Laser Score
Vibration Weld
Heat Stake

and faxing needs—supporting a corporate-wide initiative to identify operating and cost efficiencies.

Visteon chose Pitney Bowes to apply its expertise in printer-fleet management to its global operations. We helped Visteon conserve resources and still meet its document needs by replacing 1,875 stand-alone printers, copiers, scanners and fax machines with 348 networked multifunction devices. Visteon has achieved a 50 percent reduction in document management costs in the facilities involved in the project.

Now we can help deliver customers right to your door



Our geographic-data solutions provide detailed information about any address.

When it comes to mapping applications, accuracy is everything. So Microsoft turned to Pitney Bowes to provide more precise location information for the next generation of its Web-based Live Local application, powered by Virtual Earth. Accessible from any wi-fi device, including mobile phones, Live Local integrates


PITNEY BOWES
$ 000.39
PB 00
0000000000
Dec 31 2006
MAILED FROM ZIP CODE 06926
FIRST CLASS

map views and satellite imagery to provide unique 360-degree views. Live Local also includes other innovative features, such as nearly instant details about what's near a user's location. Our GeoStan™ program combines USPS® postal data with spatial files from leading data providers to provide extremely precise map points. Our geographic-data solutions have broad application for anyone who needs to know more about a location than its address, whether it's an insurance agent trying to determine a home's proximity to a flood plain or an epidemiologist tracking the spread of a communicable disease.

Now every company can make a big impression



Our direct mail solutions help international companies find customers in any country.

Across Italy and beyond, the Fratelli Carli company is famous for its fine olive oil, other gourmet items and natural cosmetics. Its products are not available in stores, and this nearly century-old family-run business relies heavily on direct mail to promote its brand and generate demand. Powerful FastPac® inserting systems



from Pitney Bowes allow Fratelli Carli to prepare as many as 13 million high-end marketing pieces each year with the speed, accuracy and flexibility the company demands.

To maintain control over its messaging and ensure the highest quality, Fratelli Carli does all the design, printing and preparation of its direct mail pieces in-house. The complex mailings include price lists, catalogues and promotions, among other inserts. While speed is always important, Pitney Bowes technology also gives Fratelli Carli the flexibility to seamlessly make last-minute changes to offers, prices and document design.

Our Business

Our seven business segments reflect the breadth of our offerings and our continuing expansion across the mailstream, from the **creation** of physical and digital content to the **production** and **distribution** of mail, documents and packages, to end-to-end mailstream **management**.

Get a single point of accountability with our multi-vendor services to support virtually all your office equipment needs.




CREATE

Read the magazine enjoyed by thousands of small businesses—with market trends, information and ideas for boosting efficiencies and profits.


Priority
Making Time

Create colorful, compelling envelopes in virtually any language to make sure your mail piece stands out from the crowd.







Design, print, assemble and meter complex mailings in a single operation with our in-house mail production system.


PRODUCE


Purchase Power
VISA

Consolidate postage and mailstream purchases while earning rewards with Purchase Power.®

U.S. Mailing

Our largest business segment delivers a full range of mailstream solutions for small to midsize mailers, including addressing software, document and envelope printers, tabletop folding and inserting systems, and digital metering systems. We also offer shipping solutions for every need, multi-vendor services for many brands of office equipment, and payment solutions to help manage all mailstream-related spending.

International

Through direct operations and dealers, we offer a full range of mailstream solutions and services around the globe and serve the needs of every type of customer—small business owners, corporate mailrooms, high-volume mailers and those who want us to manage all their mailstream needs. We work closely with national postal operators to develop solutions tailored to their markets.

Expand marketing opportunities with industry-leading technology for automatically inserting credit cards and nontraditional items into mail pieces.



MANAGE

Manage your multi-carrier shipping strategy and track incoming documents and packages on a single platform.





DISTRIBUTE



Tap in remotely to value-added services like instant rate updates and USPS® confirmation services through IntelliLink® technology.



Qualify for maximum USPS® postage discounts by sorting large volumes of mail with our high-integrity sorters.



Achieve unparalleled productivity with our flexible, reliable, high-speed inserting system.

Production Mail

Our high-volume systems bring exceptional speed, flexibility and integrity to every facet of mail production. Our intelligent inserters handle a broad range of communications material, including multiple document sizes and nontraditional items like DVDs. Superior engineering means the highest quality output of critical customer communications, including brokerage statements, policy information, explanations of benefits and credit card statements.

Software

From database to delivery, we offer software solutions for creating more personal, effective and efficient customer communications. Our solutions bring precise manufacturing processes to the production of printed and electronic communications. We also provide businesses with a more complete and accurate view of each customer through the integration and cleansing of multiple databases.

Cleanse address databases to exceptional levels of accuracy to maximize postal discounts and increase the deliverability of mail.

Manage output to printers on multiple platforms as well as to the Web with software that brings the precision of manufacturing processes to the document production environment.

CREATE




Communication Board





Customize your critical communications with a high degree of accuracy and control.



Increase speed, productivity and consistency with document management that includes transactional imaging and standardized handling practices.

PRODUCE


Litigation Services

Store and evaluate vast amounts of data cost-effectively and in compliance with legal and regulatory requirements.

Management Services

We combine state-of-the-art technology and Six Sigma processes to deliver a comprehensive suite of mailstream solutions in three areas — mail, print and document management. Through a strategy tailored to each customer's needs on-site at their facilities, off-site at our Document Solutions Centers or off-shore, we are able to connect the flow of mail, documents and packages with critical business processes to improve customer communications, lower costs and minimize risk for the Fortune 1000, government agencies and the top 200 law firms.

Mail Services

As a trusted work sharing partner of the USPS,® we presort millions of pieces of mail daily, then transport it to local postal centers, expediting the "final mile" of delivery and earning postage discounts for our customers. We also consolidate international mail in the U.S. and transport it abroad, speeding delivery and saving our customers money.

DISTRIBUTE

Connect with many users, through a variety of channels and systems with industrial-strength customer communication management solutions.



Buy postage and send mail and packages without a trip to the post office.



Expedite the delivery of domestic and international mail while managing postage costs with presort and consolidation services.





Join the ranks of leading marketers like Fujifilm, Premier Postage, the NBA and Zazzle with postage you design yourself.

MANAGE



Reach customers and prospects when they move and during other times of change, when they are establishing new buying patterns and are ready to try new brands.



Marketing Services

Pitney Bowes is helping customers grow revenue and build customer loyalty with high-impact marketing services that deliver measurable results. Through strategic acquisitions and partnerships, we are now able to offer a full suite of solutions, from strategic marketing planning to creative execution. We provide channel integration, business analytics, life-event marketing, loyalty programs, digital asset management and co-op advertising management.



Pitney Bowes enjoyed a successful year in 2006 as the company achieved its financial and strategic objectives.

Our revenue grew by 7 percent to $5.7 billion. Excluding strategic transactions and currency translation, our "organic" revenue grew by 5 percent.

On a GAAP basis, our earnings per share from continuing operations grew by 23 percent to $2.51. Excluding restructuring charges and other items, our earnings per share grew by 9 percent to $2.69. This compares with our earnings guidance of $2.64 to $2.72 when we started the year and marked the third straight year of being within or above our targeted range of 8 percent to 10 percent.

Our free cash flow was $523 million. This included a net investment of $208 million in finance receivables, which reflected growth in our financing services for customer purchases of equipment, postage, and supplies.

We continued to deploy our cash through a balanced allocation among dividends, share repurchases, and acquisitions. We paid $1.28 per share in dividends, for total payments to shareholders of $285 million. In February 2007, our Board of Directors approved an increase in our quarterly dividend to 33 cents, which makes 25 consecutive years of greater dividends to our shareholders.

We used $400 million of cash in 2006 to repurchase 9.2 million of our shares. At year-end 2006, our shares outstanding declined by 2.6 percent from the prior year-end.

We also invested $231 million in 10 acquisitions during the year. These acquisitions strengthened our presence in software, litigation support, marketing services, print management, and distribution capabilities.

We completed our restructuring program during the fourth quarter. For the year, our pre-tax restructuring charges were $36 million, which brought the four-year total (2003-2006) to $394 million. We estimate that we will have generated $380 million of annual cost savings from this program, including an incremental $20 million of benefits that we expect to realize in 2007. The program strengthened our business processes, improved our customer service capabilities, and better positioned us for future growth.

We were especially pleased this year to complete the divestiture of our Capital Services business and to settle all of our pre-2001 tax issues with the Internal Revenue Service—and to have done so on a cash neutral basis. We are now a pure play mailstream company and have excellent visibility into our future results.

The net effect of all of this activity is that our total debt at year-end 2006 was about $370 million less than the prior year-end and our deferred taxes declined by around $1.5 billion.

We delivered a total return to shareholders of over 12 percent in 2006, including about 9 percent of share price appreciation and the assumed reinvestment of dividends in Pitney Bowes stock. Since the end of 2000—when we launched our mailstream strategies—we have delivered a compound annual return to our shareholders of about 11 percent, which is substantially better than the market and peer group averages over the period.

We also continued our emphasis on risk management and financial controls. In addition to our continued compliance with the internal control requirements, we have implemented a robust enterprise risk management program that focuses upon 15 key risk categories. We have developed mitigation programs for each of these risks and have established an explicit governance model that includes regular reviews by the company's Board of Directors.

As we view 2007, we continue to have confidence in the guidance that we gave this past September of earnings per share in a range of $2.90 to $2.98. This confidence reflects our diversified portfolio of mailstream solutions and services and our high percentage of recurring revenue. We also expect to benefit from our initiatives to achieve continual improvements in our selling, general, and administrative expense.

We are proud of our performance this past year and believe that the company is very well-positioned to deliver predictable and steadily improving results for the foreseeable future.

Bruce Nolop

Bruce P. Nolop
Executive Vice President and
Chief Financial Officer

Summary of Selected Financial Data

Dollars in thousands, except per share amounts

For the year	2006	2005	2004
As reported			
Revenue	**$5,730,018**	$5,366,936	$4,832,304
Income from continuing operations	**$565,659**	$473,243	$405,439
Diluted earnings per share from continuing operations	**$2.51**	$2.04	$1.73
Cash (used in) provided by operating activities	**$(286,574)**	$530,441	$935,487
Depreciation and amortization	**$363,258**	$331,963	$306,750
Capital expenditures	**$327,877**	$291,550	$316,982
Cash dividends per share of common stock	**$1.28**	$1.24	$1.22
Average common and potential shares outstanding	**225,443,060**	232,089,178	234,229,987
Total assets	**$8,480,420**	$10,621,382	$10,211,626
Total debt	**$4,338,157**	$4,707,365	$4,375,163
Stockholders' equity	**$699,189**	$1,364,249	$1,349,152
Total employees	**34,454**	34,165	35,183
As adjusted			
EBIT	**$1,160,063**	$1,063,194	$943,683
Income from continuing operations	**$606,765**	$571,491	$518,912
Diluted earnings per share from continuing operations	**$2.69**	$2.46	$2.22
Free cash flow	**$523,439**	$542,527	$554,937
EBIT to interest	**5.5**	5.7	6.0

Reconciliation of Reported Consolidated Results to Adjusted Results

Dollars in thousands, except per share amounts

For the year	2006	2005	2004
GAAP income from continuing operations before income taxes and minority interest, as reported	**$914,490**	$811,668	$608,390
Contributions to charitable foundations	-	10,000	-
Legal settlements, net	-	-	19,666
Other income	**(3,022)**	-	-
Restructuring charges	**35,999**	53,650	157,634
Income from continuing operations before income taxes, as adjusted	**947,467**	875,318	785,690
Provision for income taxes, as adjusted	**326,875**	293,999	261,144
Minority interest	**13,827**	9,828	5,634
Income from continuing operations, as adjusted	**606,765**	571,491	518,912
Interest expense, net	**212,596**	187,876	157,993
Provision for income taxes, as adjusted	**326,875**	293,999	261,144
Minority interest	**13,827**	9,828	5,634
EBIT	**$1,160,063**	$1,063,194	$943,683
GAAP diluted earnings per share, as reported	**$0.47**	$2.19	$1.97
Loss (income) from discontinued operations	**2.04**	(0.15)	(0.24)
GAAP diluted earnings per share from continuing operations, as reported	**$2.51**	$2.04	$1.73
Tax charge	-	0.24	-
Contributions to charitable foundations	-	0.03	-
Legal settlements, net	-	-	0.06
Tax settlements, net	**0.09**	-	-
Other income	**(0.01)**	-	-
Restructuring charges	**0.10**	0.16	0.43
Diluted earnings per share from continuing operations, as adjusted	**$2.69**	$2.46	$2.22
GAAP net cash (used in) provided by operating activities, as reported	**$(286,574)**	$530,441	$935,487
Capital expenditures	**(327,877)**	(291,550)	(316,982)
Free cash flow	**(614,451)**	238,891	618,505
Reserve account deposits	**28,780**	9,800	27,782
Payments related to restructuring charges	**51,566**	88,544	66,055
Discontinued operations	**16,844**	(81,216)	(157,405)
Pension plan contribution	-	76,508	-
Contributions to charitable foundations	-	10,000	-
IRS/Capital Services tax payment	**1,040,700**	-	-
IRS bond payment	-	200,000	-
Free cash flow, as adjusted	**$523,439**	$542,527	$554,937

The sum of the earnings per share amounts may not equal the totals above due to rounding.

Management believes this presentation provides a reasonable basis on which to present the adjusted financial information. The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP). The earnings per share and free cash flow results are adjusted to exclude the impact of special items such as restructuring charges and write-downs of assets, which materially impact the comparability of the Company's results of operations. The use of free cash flow has limitations. GAAP cash flow has the advantage of including all cash available to the Company after actual expenditures for all purposes. Free cash flow is the amount of cash that management could have available for discretionary uses if it made different decisions about employing its cash. It adds back long-term commitments such as capital expenditures and pension plan contributions, as well as special items such as charitable contributions and cash used for restructuring charges. All of these items use cash that is not otherwise available to the Company and are important expenditures. Management compensates for these limitations by using a combination of GAAP cash flow and free cash flow in doing its planning.

The adjusted financial information and certain financial measures such as EBIT and EBIT to interest are intended to be more indicative of the ongoing operations and economic results of the Company. EBIT excludes interest and taxes, and as a result has the effect of showing a greater amount of earnings than net income. The Company believes that interest and taxes, though important, do not reflect management effectiveness as these items are largely outside of their control. In assessing performance, the Company uses both EBIT and net income.

This adjusted financial information should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definition of this adjusted financial information may differ from similarly titled measures used by other companies.

Stock Performance Graph

The accompanying graph compares the most recent five-year performance of Pitney Bowes common stock with the Standard & Poor's (S&P) 500 Composite Index, and a Peer Group Index at December 31, 2006, over the same five-year period.

Total return for the Peer Group and the S&P 500 Composite Index is based on market capitalization, weighted for each year.

All information is based on data provided to the company by three separate independent organizations, all of which have been licensed by Standard & Poor's to use its official total return calculation.

The graph shows that on a total return basis, assuming reinvestment of all dividends, $100 invested in the company's common stock on December 31, 2001, would have been worth $143 by December 31, 2006. By comparison, $100 invested in the S&P 500 Composite Index on December 31, 2001, would have been worth $135 by December 31, 2006. An investment of $100 in the Peer Group in 2001 would have been worth $162 on December 31, 2006.

Value of $100 Invested on December 31, 2001, through December 31, 2006


180
160
140
120
100
80
60
40
20
0
01
02
03
04
05
06
Pitney Bowes
S&P 500
Peer Group

Peer Group

Pitney Bowes Inc.
Automatic Data Processing, Inc.
Diebold, Inc.
RR Donnelley
DST Systems, Inc.
FedEx Corporation
The Hewlett-Packard Company
Ikon Office Solutions, Inc.
Lexmark International, Inc.
United Parcel Service, Inc.
Xerox Corporation

Directors and Corporate Officers*

Directors

Linda G. Alvarado
President and Chief Executive Officer
Alvarado Construction, Inc.

Michael J. Critelli
Executive Chairman†
Pitney Bowes Inc.

Anne Sutherland Fuchs
Consultant

Ernie Green
President
Ernie Green Industries, Inc.

James H. Keyes
Retired Chairman
Johnson Controls, Inc.

Murray D. Martin
President and Chief Executive Officer†
Pitney Bowes Inc.

John S. McFarlane
Former Chief Executive Officer
Ascendent Telecommunications Inc.

Eduardo R. Menascé
Retired President
Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and Chief Executive Officer
The Interpublic Group of Companies, Inc.

David L. Shedlarz
Vice Chairman
Pfizer Inc.

David B. Snow, Jr.
Chairman and Chief Executive Officer
Medco Health Solutions, Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

Corporate Officers

Michael J. Critelli
Executive Chairman†

Murray D. Martin
President and Chief Executive Officer†

Leslie Abi-Karam
Executive Vice President and President,
Document Messaging Technologies

Gregory E. Buoncontri
Senior Vice President and Chief Information Officer

Amy C. Corn
Vice President, Secretary and Chief Governance Officer

Elise DeBois
Executive Vice President and President,
Global Financial Services

Vincent R. De Palma
Executive Vice President and President,
Pitney Bowes Management Services

Steven J. Green
Vice President—Finance and Chief Accounting Officer

Luis A. Jimenez
Senior Vice President and Chief Strategy Officer

Patrick J. Keddy
Executive Vice President and President,
Mailstream International

Michele Coleman Mayes
Senior Vice President and General Counsel

Neil Metviner
Executive Vice President and President,
Global Small Business and Supplies

Michael Monahan
Executive Vice President and President,
Mailing Solutions and Services

Bruce P. Nolop
Executive Vice President and Chief Financial Officer

Helen Shan
Vice President and Treasurer

Arun Sinha
Vice President and Chief Marketing Officer

Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer

Joseph E. Wall
Senior Vice President and Chief Technology Officer

Kevin Weiss
Executive Vice President and President,
Mailstream, The Americas

Stockholders may visit the Pitney Bowes corporate governance Web site at www.pb.com/corporategovernance for information concerning the Company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the Board, the Company's Business Practices Guidelines and the Directors' Code of Business Conduct and Ethics. Stockholders who wish to obtain copies of these documents may do so by writing to the corporate secretary at our headquarters address.

*Information as of March 2007.
†Effective as of May 14, 2007.

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

Annual Meeting
Stockholders are cordially invited to attend the Annual Meeting at 9:00 a.m., Monday, May 14, 2007, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 9, 2007. Please refer to the Proxy Statement for information concerning admission to the meeting.

10-K Report
Accompanying this Annual Report to Stockholders is a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission. This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the Forward-Looking Statements section of the Form 10-K. The CEO/CFO certifications required to be filed with the SEC under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The CEO certification required to be submitted to the NYSE pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was submitted on May 26, 2006.

Additional copies of our Form 10-K will be sent to stockholders free of charge upon written request to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Stock Exchanges
Pitney Bowes common stock is traded under the symbol "PBI." The principal market on which it is listed is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:
MSC 6309
Director, Marketing Communications
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Stockholders may call Computershare at (800) 648-8170
www.equiserve.com

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (800) 952-9245, for foreign holders (781) 575-2725, or by writing to the address above.

Dividend Reinvestment Plan
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share:

Quarter	2006	2005
First	$ .32	$ .31
Second	$ .32	$ .31
Third	$ .32	$ .31
Fourth	$ .32	$ .31
Total	$ 1.28	$ 1.24

Quarterly price ranges of common stock:

2006 Quarter	High	Low
First	$ 44.63	$ 41.01
Second	$ 44.24	$ 40.18
Third	$ 45.12	$ 40.38
Fourth	$ 47.97	$ 44.19

2005 Quarter	High	Low
First	$ 47.50	$ 42.80
Second	$ 46.09	$ 41.62
Third	$ 45.13	$ 41.07
Fourth	$ 42.77	$ 40.34

Trademarks
Arrival, the Corporate logo, the Eagle design, Engineering the flow of communication, FastPac, IntelliLink, LobbyTrac, Purchase Power, Relia-Vote and Pitney Bowes are all trademarks owned by Pitney Bowes Inc. GeoStan is a trademark of Group 1 Software. USPS is a trademark owned by the United States Postal Service. All other trademarks are the property of their respective owners.

Major International Locations

Headquarters
Asia
Pitney Bowes Asia Pacific and Distributor Operations
3rd Floor Brindley House,
Corner Hall
Hemel Hempstead HP3 9YT
UK
T: 44 0 1442 416 192
F: 44 0 1442 416 190

Europe, Africa, Middle East (EAME)
Pitney Bowes EAME
Elizabeth Way, Harlow
CM19 5BD, UK
T: 44 8705 252525
F: 44 8705 449450

Latin America and Caribbean
Pitney Bowes Inc.
1 Elmcroft Road
MSC 0045.04
Stamford, CT 06926, USA
T: 203 922 7388
F: 203 922 7394

Offices by Country
Australia
Pitney Bowes Australia Pty.
95 St Hilliers Road
Auburn, NSW 2144, Australia
T: 61 2 9475 3473
F: 61 2 9475 3470

Austria
Pitney Bowes Austria
Ges.m.b.H.
Hosnedlgasse 35, Postfach 19
A-1220 Wien, Austria
T: 43 1 2583 6210
F: 43 1 2583 62134

Belgium
Pitney Bowes België N.V.
Zandvoortstraat 4
B-2800 Mechelen, Belgium
T: 32 15 294 611
F: 32 15 294 694

Brazil
Pitney Bowes Semco Ltda.
Rua Dom Aguirre, 438
- 3o. andar
Vila Sofia
São Paulo - SP - Brazil
CEP: 04671-903
T: 55 11 5681 2000
F: 55 11 5523 0670

Canada
Pitney Bowes Canada Ltd.
5500 Explorer Drive
Mississauga, Ontario
Canada
L4W 5C7
T: 905 219 3000
F: 905 219 3826

China
Pitney Bowes China
Unit 1116, 11/F, Tower 2
Henderson Center
No. 18 Jianguomennei Ave.
Dongcheng District
Beijing 100005, China
T: 86 10 6518 3035
F: 86 10 6518 7375

Pitney Bowes Hong Kong Ltd.
Unit 3101, 31st Floor,
Citicorp Centre
18 Whitfield Road, North Point
Hong Kong
T: 852 3413 7800
F: 852 3413 7806

Denmark
Pitney Bowes A/S
Blok G, Ground Floor
Herstedostervej 27-29
DK-2620 Albertslund, Denmark
T: 45 70 221 223
F: 45 70 221 243

Finland
Pitney Bowes Oy
PL 109 (Melkonkatu 18)
00211 Helsinki, Finland
T: 358 9 682 4060
F: 358 9 692 6227

France
Secap Groupe Pitney Bowes
Immeuble Le Triangle
9, rue Paul Lafargue
93217 Saint Denis La Plaine
Cedex
France
T: 33 1 5593 6000
F: 33 1 5593 6299

MAG Groupe Pitney Bowes
1 Rue Edmond Michelet
93360 Neuilly Plaisance
France
T: 33 1 4944 5100
F: 33 1 4309 9151

Germany
Pitney Bowes Deutschland
GmbH
Tiergartenstrasse 7
64646 Heppenheim, Germany
T: 49 62 5270 8100
F: 49 62 5273 354

India
Pitney Bowes India Pvt. Ltd.
2nd Floor, 45, Okhla Industrial
Estate Phase-III
New Delhi - 110 020
India
T: 91 11 4219 5500
F: 91 11 4219 5580

Ireland
Pitney Bowes Ireland Limited
Unit 5, Calmount Park
Calmount Road Ballymount
Dublin 12, Ireland
T: 353 1 460 8700
F: 353 1 450 9729

Italy
Pitney Bowes Italia S.r.l.
Via Martiri della Liberta 4/6
20060 Liscate MI
Milan, Italy
T: 39 0295 009 228
F: 39 0295 351 210

Japan
Pitney Bowes Japan
Togoshi NI Building 7-1
Togoshi, 1-Chome
Shinagawa-Ku, Tokyo, 142-0041
Japan
T: 81 3 5750 4112
F: 81 3 5750 4493

Korea
Pitney Bowes Korea Ltd.
6 Floor, Taerim Building
680-24, Chayang-2 Dong
Kwangjin-ku, Seoul, 143-192
Korea
T: 822 458 6111
F: 822 458 6110

Luxembourg
Pitney Bowes Luxembourg
S.A.R.L.
Route Des Trois Cantons 9
L-8399 Windhof, Luxembourg
T: 26 10 88 66
F: 26 10 88 68

Mexico
Pitney Bowes de Mexico,
S.A. de C.V.
San Francisco 1393
Col.Del Valle 03210
Mexico D.F.
C.P. 03210, Mexico
T: 5255 5636 0900
F: 5255 5636 0910

Netherlands
Pitney Bowes Netherlands B.V.
Jan Leentvaarlaan 38-48
3065 DC Rotterdam
Netherlands
T: 31 10 242 1100
F: 31 10 242 1140

New Zealand
Pitney Bowes New Zealand
Unit 2, 8 Constellation Drive
Mairangi Bay, Auckland
New Zealand
T: 64 9 477 0099
F: 64 9 477 0098

Norway
Pitney Bowes Norge AS
Stalfjaera 26
Postboks 100 Kalbakken
N-0902 Oslo 9, Norway
T: 47 2 333 9300
F: 47 2 333 9309

Portugal
Pitney Bowes Portugal
Sociedade Unipessoal, LDA
Rua Alfredo Lopes Vilaverde
Number 15, Letter B
Paco des Arcos, Deiras
Portugal
T: 351 21 441 51 53
F: 351 21 441 02 79

South Africa
Pitney Bowes South Africa
PO Box 31025, Kyalami 1684
South Africa
T: 27 1 1516 9400
F: 27 1 1516 9429

Spain
Pitney Bowes Espana SA
N1 Escalera C. Panta 1
Anton Fortuny 14-16
08950 Esplugues de Llobregat
Barcelona, Spain
T: 34 9348 03310
F: 34 9347 35246

Sweden
Pitney Bowes Svenska AB
PO Box 408, Hammarbacken 12
Haggvik, 191 24 Sollentuna
Stockholm, SE19149, Sweden
T: 468 555 33 201
F: 468 272 072

Switzerland
Pitney Bowes Switzerland AG
Vogelsangstrasse 17
CH-8307 Effretikon,
Switzerland
T: 41 52 354 5757
F: 41 52 354 5700

Thailand
Pitney Bowes Thailand
19th Floor, 719 KPN Tower
Rama 9 Road
Bangkapi, Huaykwang,
Bangkok 10310, Thailand
T: 662 717 0588
F: 662 717 0766

UK
Pitney Bowes
Elizabeth Way, Harlow
CM19 5BD, UK
T: 44 8705 252 525
F: 44 8705 449 450

Pitney Bowes

Engineering the flow of communication™

Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

END